UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 26, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#Q3_2017

Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

26 October 2017



orange™

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange's ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange's ability to retain the necessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector's consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Financial results overview

Q3 2017 Group achievements

		Q3 2017*	9m 2017*
Revenue	€ 10.3 bn	+0.9% +€95m	+1.0% +€317m
Adjusted EBITDA**	€ 3.6 bn	+2.1% +73€m	+2.2% +203€m
Capex	€ 1.6 bn	+2.5% +39€m	+2.8% +134€m
Group Customers	269 m	2.4%	

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

** see slide 25 for EBITDA adjustments

* yoy cb

Convergence, the bedrock of our commercial performance

Convergence: client with an offer combining at least one broadband access (xDSL, FTTx or LTE4Fixed with cell-lock) and a mobile voice contract.



Convergent B2C customer base in m



% of broadband B2C customer base
France
+9%
5.4
5.5
5.6
5.7
5.9
59%
3Q16 4Q16 1Q17 2Q17 3Q17
Spain
+4%
2.98
3.02
3.07
3.09
3.09
83%
3Q16 4Q16 1Q17 2Q17 3Q17
Poland
+57%
0.60
0.67
0.74
0.86
0.95
47%
3Q16 4Q16 1Q17 2Q17 3Q17

Churn improvement with convergence*

France	Spain	Poland
-4pts	-9pts	-2pts

B2C billed services quarterly ARPCO (Average Revenue Per Convergent Offer), in €/month

France	Spain	Poland
€62.5 +0.0% yoy	€58.7 +7% yoy	€24 -16% yoy**

Convergent billed service revenue B2C yoy growth

France	Spain	Poland
+9%	+12%	+31%**

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY evolution calculated in local currency

Continued revenue growth in most of our footprint

Q3 2017 revenue*	Q3 2017	9m 2017
€10.3bn	+0.9%	+1.0%
	+€95m	+€317m

* Orange Bank Net Banking Income is not included in Group revenues but in Group other operating income

Group revenue growth yoy



-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
+0.8%
+1.0%
+0.8%
+1.4%
+0.9%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Q3 revenue evolution, telecom (in €m)



10,179
10
83
-9
5
29
38
-10
-51
10,274
Q3'16 cb
France
Spain
Poland
Belgium & Lux.
Central Europe
Africa Middle East
Enterprise
IC&SS eliminations
Q3'17

Strong growth in adjusted EBITDA, underlying trend more than offset EU roaming impact

Q3 2017 Adjusted EBITDA (telecom)	Q3 2017	9m 2017
€3.6bn	yoy +2.3% +€82m	yoy +2.4% +€222m
	As % of rev. 35.4% +0.5pt yoy	As % of rev. 31.6% +0.4pt yoy

Adjusted Ebitda growth (telecom, yoy in %)



Adj. EBITDA growth
Adj. EBITDA growth excl. EU roaming impact
-2.1%
-1.2%
+1.6%
+1.7%
-1.6%
+0.1%
+1.6%
+4.8%
+3.5%
+2.2%
+3.1%
+2.5%
+4.7%
+2.3%
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17

Adjusted EBITDA evolution (telecom, in €m)



3,556
109
56
-83
3,638
Q3'16 cb
Revenues growth excl. EU roaming impact
Costs savings excl. EU roaming impact
EU Roaming impact
Q3'17

Sustained investment efforts to keep our competitive advantage in connectivity

9m 2017 CAPEX (telecom)	9m 2017
€4.8bn	yoy +2.0% +€97m
	As % of rev. 15.8% +0.2pt yoy

4G coverage

Population covered in %, yoy evolution in pp

Poland	Belgium	Moldova	Spain	France	Romania	Slovakia
99.8%	99.6%	98%	94.6%	93.8%	90.9%	83%
+2.4pt	+0.1pt	+2pt	+5.6pt	+10.2pt	+16.6pt	+6pt

VHBB connectable homes

		yoy
Spain	11.3 m	+26%
France	8.4 m	+33%
Poland	2.2 m	83%

Section two
Business review

Q3 2017 France

Total revenues growth confirmed, with growth in fixed compensating pressure in mobile

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**4,529**	**+0.2%**	**13,408**	**+0.2%**
mobile services	1,635	-1.6%	4,800	-2.0%
mobile equipment	175	-0.8%	478	+4.4%
fixed services	2,581	+1.9%	7,718	+1.5%
other revenues	138	-6.7%	412	-2.4%

Broadband ARPU
Quarterly ARPU YoY evolution

33.9€



+1.6%
+0.8%
+1.6%
+1.4%
+1.4%
Q3 16
Q416
Q1 17
Q2 17
Q3 17

Mobile ARPU
Quarterly ARPU YoY evolution

22.3€



-1.4%
0.2%
-0.8%
-0.5%
-0.7%
Q3 16
Q416
Q1 17
Q2 17
Q3 17

Revenue evolution (yoy in %)



Total
Broadband services
Mobile services
PSTN
10%
5%
0%
-5%
-10%
-15%
+4.8%
-0.5%
-0.9%
-0.1%
+0.5%
+0.2%
-1.6%
-10.7%
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€62.5 +0.0% yoy
o/w Open : **€65.0** ; +0.5% yoy

Revenues Q3 yoy
+9%

Number of mobile lines per convergent offer
1.53 +0.04 yoy
o/w Open : **1.58** ; +0.05 yoy

Churn differential*
-3.8 pts

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q3 2017 France commercial performance

Outstanding commercial performance on mobile net adds, mostly on high end offers

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
11.5%
11.4%
+165
+116
+73
+111
+320
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

4G 94% of 4G population coverage (+10pts yoy) #1 position

69% of B2C voice contract customers have a 4G plan (+12pts yoy)

73% of B2C mobile-voice contracts are on SIM-only offers (+11pts yoy)

59% of broadband B2C customers are on convergent offers (+3pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+130
+96
+73
+73
+108
+126
+145
+127
+111
+145
+4
-49
-54
-38
-36
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

59% of FTTH net adds are new clients

8.4m of FTTH connectable homes (+33% yoy)

1.8m of FTTH customers (+40% yoy)

42% of retail BB customers are on high-end offers* (+3pts yoy)

*Play and Jet

Q3 2017 Spain

Solid revenue growth driven by growth in customer base and ARPU

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**1,371**	**+6.4%**	**3,999**	**+7.9%**
mobile services	734	+7.5%	2,070	+7.7%
mobile equipment	136	+7.2%	407	+11.0%
fixed services	501	+4.8%	1,519	+7.2%
other revenues	0	-	2	-

Broadband ARPU
Quarterly ARPU, €/month

32.2€



+4.5%
30.8
31.7
31.6
32.0
32.2
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Mobile ARPU
Quarterly ARPU, €/month

15.1€



+5%
14.4
13.5
13.6
14.2
15.1
Q3 16
Q416
Q1 17
Q2 17
Q3 17

Revenue evolution (yoy in %)**



Total
Broadband services
Mobile services
11%
10%
9%
8%
7%
6%
0%
+7.8%
+7.9%
+8.5%
+8.8%
+8.3%
+7.5%
+6.4%
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€58.7 +7% yoy

Revenues Q3 yoy
+12%

Number of mobile lines per convergent offer
1.9 +0.03 yoy

Churn differential*
-8.6 pts

** Starting Q1 2017, fixed LTE is reported in fixed broadband (previously in mobile)

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q3 2017 Spain commercial performance

A balanced value vs. volume approach on a very competitive environment

Mobile contract net adds and churn rate



net adds in '000s
quarterly churn rate in %
17.3%
19.9%
+135
+170
+119
+148
+147
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

83% of broadband B2C customers are on **convergent** offers (2pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+67
+61
+40
+8
-11
+194
+199
+196
+141
+137
-127
-138
-156
-133
-148
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

4G **9.0m** **4G** customers (+25% yoy)

99% of B2C mobile voice contract are on **SIM-only** offers

3.1m B2C **broadband convergent** customers (+106k yoy)

11.3m **FTTH** connectable homes (+2.3m yoy)

2.1m **FTTH** customers (x1.5 yoy) 50% penetration of the FBB base

593k **TV** customers 14% penetration of the FBB base

Q3 2017 Poland

Fixed BB performance reflects the success of VHBB strategy and convergent offers

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**661**	**-1.3%**	**1,986**	**-1.0%**
mobile services	288	-7.1%	873	-6.6%
mobile equipment	65	+13.3%	211	+28.7%
fixed services	271	-1.7%	802	-3.8%
other revenues	37	+39.0%	99	+35.3%

		yoy
2.2m	FTTH connectable homes	+83%
2.4m	Fixed Broadband customers	+10%
47%	Broadband B2C convergent customers	+15pt

Love

Mobile contract net adds*
in '000s



+263
+305
+190
+121
+89
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Fixed broadband net adds*
in '000s



+36
+53
+62
+55
+54
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€24.0 -16% yoy***

Revenues Q3 yoy ***
+31%

Number of mobile lines per convergent offer
1.9 +0.1 yoy

Churn differential**
-2.4 pts

** Churn differential between convergent B2C customers and total fixed BB B2C customers
*** YoY evolution calculated in local currency

* Excluding the impact of customer base revision on Q3 2016

Q3 2017 Belgium & Luxembourg

Solid customer net adds driven by convergence and attractive data offers

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**316**	**+1.7%**	**934**	**+1.5%**
mobile services	259	+0.6%	771	+1.2%
mobile equipment	29	+4.4%	82	-1.9%
fixed services	23	+27.7%	64	+19.2%
other revenues	5	-31.3%	16	-20.8%

		yoy
2.3m	**Mobile contract** customers in Belgium excl. M2M	+2.2%
56%	% of smartphone penetration	+12pts

Belgium mobile contract net adds
in '000s excluding M2M



+3
+9
+3
+21
+15
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Belgium contract ARPU
Quarterly ARPU yoy growth



-0.7%
+2.8%
+1.1%
+1.0%
+2.7%
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Love

B2C Convergent net adds
in '000s



+7
+13
+15
+13
+16
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Q3 2017 Central European countries

Solid service revenue growth boosted by data monetization and equipment sales

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**447**	**+6.9%**	**1,290**	**+5.8%**
mobile services	353	+2.6%	1,026	+2.0%
mobile equipment	41	+44.8%	113	+40.7%
fixed services	38	+17.1%	112	+12.4%
other revenues	14	+12.5%	38	+14.1%

yoy

4.2m 4G customers — **+48%**

357k Fixed Broadband customers — **+25%***

Revenue growth boosted by Romania (yoy in %)



Total Central Europe
Romania
Slovakia
Moldova
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
+10.4%
+6.9%
+5.0%
+0.4%
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

Central Europe mobile contract net adds (excl. M2M)
in '000s



63
102
16
52
46
Q3 16
Q4 16
Q1 17 *
Q2 17
Q3 17

* At comparable base as wireless for fixed is reported in fixed broadband starting Q1 2017

Q3 2017 Africa & Middle East

Revenues growth kept improving driven by Data and Orange Money

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**1,264**	**+3.1%**	**3,756**	**+2.2%**
mobile services	1,062	+4.7%	3,151	+4.0%
mobile equipment	17	+36.1%	53	+16.5%
fixed services	167	-7.4%	499	-9.4%
other revenues	17	-6.8%	52	+8.4%

Revenues growth yoy in %



4.0%
3.0%
2.0%
1.0%
0.0%
2.5%
1.6%
0.7%
2.7%
3.1%
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17

New business drivers continue to sustain growth

+38%

Data revenue growth yoy in Q3

4G 11 countries*

with **4G available**

10m customers

+60%

Orange Money revenue growth yoy in Q3

34.6m customers

10.7m active customers in last 30 days

* excluding operations under equity method

Q3 2017 Enterprise

Revenues almost stabilized, sustained by mobile equipment growth

in m€	Q3 17	yoy cb	9m 17	yoy cb
Revenues	**1,778**	**-0.5%**	**5,393**	**-1.3%**
voice	362	-3.4%	1,090	-4.5%
data	666	-3.8%	2,040	-3.3%
IT&IS	488	+0.8%	1,515	+2.3%
mobile	263	+10.7%	748	+2.5%

Cyberdefense
Q3 revenue growth **+17% yoy**

Cloud
Q3 revenue growth **+37% yoy**

Revenues per segment (yoy in %)



Total
Voice
Data
Mobile
IT & integration services
12.0%
9.0%
6.0%
3.0%
0.0%
-3.0%
-6.0%
-9.0%
New equipment contract with a French customer
+10.7%
+0.8%
-0.5%
-3.4%
-3.8%
Q316
Q4 16
Q1 17
Q2 17
Q3 17

Mobile contract net adds excl.M2M (mostly in France)



+22
+15
+14
+39
+32
Q3 16
Q4 16
Q117
Q217
Q317

Section three
2017 guidance

orange™

2017 guidance confirmed

Group adjusted EBITDA	**2017 > 2016** comparable basis
Net debt / Adjusted EBITDA Telecom	**Around 2x** in the medium term
Dividend	2017 dividend* **€0.65** — December 7th, 2017** 2017 interim of €0.25
M&A policy	Selective with focus on existing footprint

*subject to shareholders' approval
**ex-date December 5th, record date December 6th, payment date December 7th



Investor Day

7 December 2017

Appendices

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17	Q2'17	Q3'17
Mobile customers (excl. MVNOs)	**28,612**	**28,966**	**29,508**	**30,033**	**30,489**	**31,150**	**31,624**
Contract	24,581	25,069	25,759	26,486	27,090	27,842	28,433
M2M	4,277	4,611	5,115	5,711	6,228	6,829	7,068
Excluding M2M	20,305	20,457	20,644	20,775	20,862	21,012	21,365
Prepaid	4,030	3,897	3,748	3,547	3,398	3,308	3,191
Mobile volume market share (in %)*	**35.1%**	**35.3%**	**35.4%**	**35.5%**	**35.6%**	**35.8%**	**35,9%**

Fixed KPIs (in thousands)	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17	Q2'17	Q3'17
Broadband customers	**10,830**	**10,923**	**11,056**	**11,151**	**11,220**	**11,290**	**11,402**
o/w xDSL	9,698	9,686	9,693	9,643	9,587	9,548	9,517
o/w FTTH customers	1,075	1,181	1,308	1,452	1,579	1,690	1,835
Broadband market share (in %)*	**40.0%**	**40.1%**	**40.3%**	**40.2%**	**40.2%**	**40.2%**	**40.3%**
Net adds broadband market share (in %)*	45.3%	64.2%	58.1%	36.8%	30.3%	49.5%	50.0%

* Numbers for the latest quarter are company estimates.

Revenues yoy evolution

Group


yoy
2%
1%
0%
-1%
-2%
-3%
-4%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
+0.8%
+1.0%
+0.8%
+1.4%
+0.9%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2014
2015
2016
2017

France


1%
0%
-1%
-2%
+0.2%
Q1 Q2 Q3 Q4 Q1 Q2 Q3
16
17

Africa & the Middle-East


10%
8%
6%
4%
2%
0%
+3.1%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3
14
15
16
17

Europe


5%
0%
-5%
-10%
+3.9%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3
14
15
16
17

Enterprise


2%
1%
0%
-1%
-2%
-0.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3
16
17

Spain


10%
5%
0%
-5%
-10%
+6.4%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3
14
15
16
17

Poland


2%
0%
-2%
-4%
-6%
-8%
-1.3%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3
14
15
16
17

Belgium & Luxemburg


5%
0%
-5%
-10%
-15%
-20%
+1.7%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3
14
15
16
17

Central European countries


7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
-7.5%
+6.9%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3
14
15
16
17

EBITDA adjustments

in €m	Q3'16 cb	Q3'17 actual	9m'16 cb	9m'17 actual
Adjusted EBITDA	**3,548**	**3,622**	**9,397**	**9,599**
Restructuring and integration	-10	-	-350	-75
Litigations	-3	-	37	-61
Labour related	-34	-29	-114	-87
o\w Senior Part Time	-34	-29	-114	-106
Portfolio review and others	-	-	-8	-5
Reported EBITDA	**3,501**	**3,593**	**8,962**	**9,371**